Exhibit 1

JOINT VENTURE AGREEMENT

THIS JOINT VENTURE AGREEMENT (the "Agreement") made and entered into this 24th day of December, 2010 (the "Execution Date")

BETWEEN

AMFIL Technologies, Inc.herin referred to as (AMFIL) of 805 Fiero Lane, Suite F. San Luis
Obispo, California. 93401
OF THE FIRST PART
And

Trevor Taylor herin referred to as (Taylor) of 5 Mortimer Crescent, Ajax, Ontario.
Canada.
OF THE SECOND PART

(Individually the "Member" and collectively the "Members").

BACKGROUND:

A.	The Members wish to enter into an association of mutual benefit and agree to jointly invest and set up a joint venture enterprise.

B.	The terms and conditions of this Agreement sets out the terms and conditions governing this association.

IN CONSIDERATION OF and as a condition of the Members entering into this Agreement and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the parties to this Agreement agree as follows:

Formation

1.
By this Agreement the Members enter into a joint venture (the "Venture") in accordance with the laws of the State of New York. The rights and obligations of the Members will be as stated in the applicable legislation of the State of New York (the 'Act') except as otherwise provided here.

Name

2.	The business name of the Venture will be Definitive Joint Venture Agreement.

Purpose

3.
The exclusive purpose of the Venture will be: The acquisition by AMFIL of the Hard Rock Mining Rights (Mining Rights) for mining permits held by Kennard A. Gobin and Bibi Fazeena Imam and situate in Guyana. The Mining Permits are more particularly described in "Schedule A" attached hereto (the "Properties").

The amount payable by AMFIL for the purchase of the Mining Rights will be $10,000 payable by cheque made out to Kennard A. Gobin and 48,000,000 common shares in the capital of AMFIL (the AMFIL Shares ). It is understood that AMFIL will issue an initial 10,000,000 common shares upon the execution of the Agreement.The remaining 38,000,000 common shares will be issued once AMFIL has increased its share capitalization cap. It is also understood that the Owners of the Properties will have Alluvial Mining Rights of the Properties. For greater certainty, the Mining Rights shall mean those mining rights which commence at a depth of 100 hundred (100') feet below the ground surface level of the Properties. AMFIL shall issue the aforementioned cheque in the sum of Ten Thousand ($10,000) Dollars to Taylor upon execution of the definitive agreements. The aforesaid payment of Ten Thousand ($10,000) Dollars shall be credited as part of the purchase price. The AMFIL Shares will be (i) issued under the direction of Taylor to Kennard A. Gobin of 24 Oleander Gardens, East Coast, Demerara, Guyana and Bibi Fazeena Imam of Lot 88 Bonasika Street, Section K, Campbellville, Georgetown, Guyana as directed by Taylor as fully-paid and non-assessable shares in the capital of AMFIL, free and clear of all encumbrances, (ii) freely-tradable shares, subject to any restricted periods required by the SEC of New York and applicable securities legislation (the SEC), (iii) listed and posted for trading on the OTC-Pk Sheet upon execution of the Agreement.

Term

4.	The Venture will begin on December 8th, 2010 and will continue to be effective and in full force for Indefinite or until terminated as provided in this Agreement.

Place of Business

5.
The principal office and legal address of the business of the Venture will be located at 805 Fiero Lane, Suite F, California, 93401 and 79 Albert LaLuni Street, Queenstown, Georgetown, Guyana or such other place as the Members may from time to time designate.

Business Management

6.
The Venture will be directed, controlled and managed by a management committee (the "Management Committee"). Within the limits of the Purpose of the Venture and the terms of this Agreement, the Management Committee will have full authority to bind the Members in all matters relating to the direction, control and management of the Venture. Authority to bind the Venture in contract or in any third party business relation lies exclusively with Management Committee, or its delegate.

7.
Each Member will have a vote in the Management Committee as defined in the Voting section of this Agreement. The Management Committee will consist of one representative (the "Representative") of each Member unless otherwise agreed by all the Members. Each Representative will have the authority to bind their respective Member in decisions relating to the Venture. Each Member may replace its Representative or appoint a temporary alternate at its own discretion on reasonable notice to the remaining Members.

8.	All actions and decisions respecting the appointment of an accounting firm for the Venture require the unanimous consent and agreement of the Management Committee.

9.	A General Manager may be appointed where necessary or desirable. Duties of the General Manager will be determined by the Management Committee.

Capital Contributions

10.	Each of the Members has contributed to the capital of the Venture, in cash or property in agreed upon value, as follows (the "Capital Contribution"):

Member	Contribution Description	Agreed Value
AMFIL Technologies, Inc.	As per description in the above mentioned "Purpose" EXISTING NET SMELTER RETURNS ROYALTY	$10,000 USD + 48,000,000 common shares
AMFIL hereby acknowledges that the Properties will be subject to 2% Net Smelter Returns Royalty "NSR" in favour of Kennard A. Gobin of 24 Oleander Gardens, East Coast, Demerara, Guyana.
Trevor Taylor	As per description in the above mentioned "Purpose" and attached "Schedule A" the "Properties"	$ USD

11.	Each Member will contribute its respective capital contributions fully and on time according to the following schedule:

Member	Contribution Schedule Description
AMFIL Technologies, Inc.
$10,000 cheque payable to Kennard A. Gobin on 2/12/20 10

10,000,000 common share certificate to Kennard A. Gobin on or before 10/12/2010

38,000,000 common share certificate to Kennard A. Gobin on or before 7/01/2011

Trevor Taylor	Mining Rights as per attached Schedule "A" the "Properties" on or before 7/01/2010

12.
 Duties of Members

13.	Each Member will be responsible for its respective duties as follows:

Member	Duties Description
AMFIL Technologies, Inc.	The obligation of AMFIL to ensure successful execution of this Agreement is as follows:

a) AMFIL and Taylor have negotiated in good faith consistent with the terms and conditions set out in their Letter of Intent. AMFIL is satisfied, in its sole discretion, that the present Mining Rights of the Properties are Joint Venture owned by Kennard A. Gobin, Bibi Fazeena Imam and Taylor free and clear of all debts and encumbrances (absolute, contingent or otherwise). For greater certainty, it is understood and agreed, that under Guyanese mining laws and regulations Medium Scale Mining Permits can only be issued to an entity in which a Guyanese national is a principal.

b) AMFIL will be satisfied, in its sole discretion, with its Due Diligence Review

c) AMFIL will be satisfied, in its sole discretion, that the Properties, save as stated in (b) above and Net Smelter Returns Royalty "NSR" as stated in this Agreement, are not encumbered in any manner and Taylor has not granted any rights to the Properties to any other parties; and

d) AMFIL will be responsible for all payments to the GGMS i.e. yearly rental costs of permits, etc.

e) The parties will have received all regulatory consents and approvals required in connection with the transaction set out herein including obtaining approval of the Securities and Exchange Commission (SEC) to list and post for trading the AMFIL Shares issuable to Taylor and aforementioned associates.

Trevor Taylor	The obligation of Taylor to ensure successful execution of this Agreement is as follows:

a) Taylor and AMFIL have negotiated in good faith consistent with the terms and conditions set out in their Letter of Intent. Taylor assures that the present Mining Rights of the Properties are Joint Venture owned by Kennard, A. Gobin, Bibi Fazeena Imam and Taylor free and clear of all debts and encumbrances (absolute, contingent or otherwise)

b) Taylor will accommodate AMFIL in all aspects with its Due Diligence Review

c) Taylor will ensure that all regulatory consents and approvals required in connection with the transaction set out herein are obtained and maintained including maintaining the current Mining Permits as per Guyanese mining laws and regulations for Medium Scale Mining Permits for the duration of this Agreement.

d) Taylor will ensure distribution of payment and shares to aforementioned associates as per Agreement.

14.	Duties of Members may be amended, from time to time, by decision of the Management Committee, provided that the Members' Interest is not affected except with the unanimous consent of the Members.

Withdrawal of Capital

15.	No Member will have the right to demand or withdraw any portion of their capital contribution without the express written consent of the remaining Members.

16.	The Members will not be personally liable for the return of all or part of the capital contributions of a Member, except as otherwise provided in this Agreement.

Additional Capital

17.
Capital Contributions may be amended from time to time, according to the requirements of the Joint Venture, by decision of the Management Committee, provided that the Members' Interests are not affected, except with the unanimous consent of the Members.

18.
Any advance of money to the Venture by any Member in excess of the amounts provided for in this Agreement or subsequently agreed to as an Additional Capital Contribution will be deemed a debt due from the Venture rather than an increase in Capital Contribution of the Member. This liability will be repaid with interest at such rates and times to be determined by a majority of the Members. This liability will not entitle the lending Member to a greater voting power. Such debts may have preference or priority over any other payments to Members as may be determined by a majority of the Members.

Capital Accounts

19.
An individual capital account will be maintained for each Member and their initial Capital Contribution will be credited to this account. Any additional, approved contributions to the Venture's capital made by a Member will be credited to that Member's individual Capital Account.

Interest on Capital

20.
No borrowing charge or loan interest will be due or payable to any Member on any Capital Contribution or on their Capital Account despite any disproportion that may from time to time arise among the Capital Accounts of the Members.

Books of Account

21.	Accurate and complete books of account of the transactions of the Venture will be kept and at all reasonable times be available and open to inspection and examination by any Member.

22.	The Books of Account will be kept on the cash basis method of accounting.

Fiscal Year

23.	The fiscal year will end on December 1st of each year.

Bank Accounts

24.
The funds of the Venture will be placed in such investments and banking accounts as will be designated by the Members. Venture funds will be held in the name of the Venture and will not be commingled with those of any other person or entity.

Management Duties

25.	Duties and obligations of the Management Committee in relation to the Venture will include the following:

a.	Establishing policy with regard to achieving the purpose and objectives of the Venture.

b.	Managing the day to day business of the Venture.

c.	Monitoring, controlling and directing the financial, business and operational affairs of the Venture.

d.	Proper maintenance of books of account and financial records according to accepted accounting practices.

e.	Monitoring, analyzing and acting on all issues over which it would have express or implied authority according to this Agreement.

f.	All responsibilities attached to hiring of production and administration staff including any required labor negotiations. All responsibilities attached to hiring of third party contractors.

Meetings

26.	Regular management meetings will be held Only as required. Minutes of the meeting will be maintained on file.

27.
Any Member can call a special meeting to resolve issues that require a vote, as indicated by this Agreement, by providing all Members with reasonable notice. Where a special meeting has been called, the meeting will be restricted to the specific purpose for which the meeting was held.

28.	All meetings will be held at a time and in a location that is reasonable, convenient and practical considering the situation of all Members.

Amendments

29.	This Agreement may not be amended in whole or in part without the unanimous written consent of the Members.

Admitting a New Member

30.
New Members may be admitted into the Venture only with the unanimous consent of the existing Members. The new Member agrees to be bound by all the covenants, terms, and conditions of this Agreement, inclusive of all current and future amendments. Further, a new Member will execute such documents as are needed or required for this admission. Any new Member will receive a business interest in the Venture as determined by all other Members.

Dissociation of a Member

31.
Where a Member is in breach of this Agreement and said Member has not remedied the breach on notice from the Venture and after a reasonable period then the remaining Members will have the right to terminate this Agreement with regard to the individual defaulting Member (an "Involuntary Withdrawal") and take whatever action necessary to protect the interests of the Venture.

32.
If the Venture is harmed as the result of an act or failure to act of an individual Member then the said Member alone will be liable for said harm. If more than one Member is at fault then they will be jointly and severally liable for said harm.

33.
Each Member will indemnify the other Members against all losses, costs and claims that may arise against them in the event of the Venture being terminated as a result of breach of the Agreement by the said Member.

34.
If a Member is placed in bankruptcy, or withdraws voluntarily from the Venture, or if there is an Operation of Law against a Member, the other Members will be entitled to proceed as if the Member had breached this Agreement.

35.	Distribution of any amount owing to a dissociated Member will be made according to the percentage of ownership as described in the Valuation of Interest or as otherwise may be agreed in writing.

Dissolution of the Joint Venture

36.	The Venture will be dissolved and its assets liquidated in the event of any of the following:

a.	The Term of the Venture expires and is not extended.

b.	A 100 percent vote by the Members to dissolve the Venture.

c.	On satisfaction of the exclusive purpose of the Venture.

d.	Loss or incapacity through any means of substantially all of the Venture's assets.

e.	Where, on the dissociation of a Member, only one Member remains in the Venture.

f.
On the liquidation of the Venture assets, distribution of any amounts to Members will be made according to the percentage of ownership as described in the Valuation of Interest or as otherwise may be agreed in writing.

Liquidation

37.	The Venture will be liquidated promptly and within a reasonable time on dissolution of the Venture.

Valuation of Interest

38.
In the absence of a written agreement setting a value, the value of the Venture will be determined based on the fair market value appraisal of all Venture assets (less liabilities) in accordance with generally accepted accounting procedures by an independent accounting firm agreed to by all Members. An appraiser will be appointed within a reasonable period of the date of withdrawal or dissolution. The results of the appraisal will be binding on all Members. A withdrawing Member's interest will be based on the proportion of their respective Profit and Loss sharing ratios less any outstanding liabilities a Member may have to the Venture. The intent of this section is to ensure the survival of the Venture despite the withdrawal of any individual Member.

39.	No allowance will be made for goodwill, trade name, patents or other intangible assets, except where those assets have been reflected on the Venture books immediately prior to valuation.

Transfer of Venture Interest

40.	A Member will not in any way alienate their interest in the Venture or its assets. Any such prohibited transfer, if attempted, will be void and without force or effect.

Voting

41.	Any vote required by the Members will be determined such that each Member, through their Representative, receives one vote carrying equal weight.

Force Majeure

42.
A Member will be free of liability to the Venture where the Member is prevented from executing their obligations under this Agreement in whole or in part due to force majeure where the Member has communicated the circumstance of said event to any and all other Members and taken any and all appropriate action to mitigate said event. Force majeure will include, but not be limited to, earthquake, typhoon, flood, fire, and war or any other unforeseen and uncontrollable event.

Duty of Loyalty

43.
No Member will engage in any business, venture or transaction, whether directly or indirectly, that might be competitive with the business of the Venture or that would be in direct conflict of interest to the Venture. Any potential conflicts of interest will be deemed an Involuntary Withdrawal by the offending Member and may be treated accordingly by the remaining Members. A withdrawing Member will not carry on a similar business to the business of the Venture within any established or contemplated market regions of the Venture for a period of at least 3 years.

Language

44.	This Agreement and all other notices and agreements required by the Venture will be written and interpreted exclusively in English.

Insurance

45.	The Venture will insure all its assets against loss where reasonable and standard practice in the industry.

Indemnification

46.
Each Member will be indemnified and held harmless by the Venture from any and all harm or damages of any nature relating to the Member's participation in Venture affairs except where the said harm or damages results from gross negligence or willful misconduct on the part of the Member.

Liability

47.
The Member will not be liable to the Venture or to any other Member for any error in judgment or any act or failure to act where made in good faith. The Member will be liable only for any and all acts or failures to act resulting from gross negligence or willful misconduct.

Liability Insurance

48.
The Venture may acquire insurance on behalf of any Member, employee, agent or other person engaged in the business interest of the Venture against any liability asserted against them or incurred by them while acting in good faith on behalf of the Venture.

Covenant of Good Faith

49.	Members will use their best efforts, fairly and in good faith to facilitate the success of the Venture.

Full Disclosure

50.
It is acknowledged that each Member is a distinct business entity and may from time to time have financial and business interests outside the Venture. Each Member will fully disclose to the Venture the extent of all its financial and business interests prior to the formation of this Joint Venture and for the duration of the Term of the Venture.

Joint Venture Property

51.
Where allowed by statute, title to all Joint Venture property, including intellectual property, will remain in the name of the Joint Venture. Where joint ventures are not recognized by statute as separate legal entities, Joint Venture property, including intellectual property, will be held in the name of one or more Members. In all cases Joint Venture property will be applied by the Members exclusively for the benefit and purposes of the Joint Venture and in accordance with this Agreement.

Jurisdiction

52.	The Members submit to the jurisdiction of the courts of the State of New York for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement.

Mediation and Arbitration

53.	In the event a dispute arises out of or in connection with this Agreement the parties will attempt to resolve the dispute through friendly consultation.

54.
If the dispute is not resolved within a reasonable period then any or all outstanding issues may be submitted to mediation in accordance with any statutory rules of mediation. If mediation is not successful in resolving the entire dispute or is unavailable, any outstanding issues will be submitted to final and binding arbitration in accordance with the laws of the State of New York. The arbitrator's award will be final, and judgment may be entered upon it by any court having jurisdiction within the State of New York.

Warranties

55.
All Members represent and warrant that they have all authority, licenses and permits to execute and perform this Agreement and their obligations under this Agreement and that the representative of each Member has been fully authorized to execute this Agreement.

56.	Each Member represents and warrants that this Agreement is not in violation of any and all agreements and constitutional documents of the individual Member.

Definitions

57.	For the purpose of this Agreement, the following terms are defined as follows:

a.	"Capital Contributions" The capital contribution to the Joint Venture actually made by the parties, including property, cash and any additional capital contributions made.

b.	"Majority Vote" A Majority Vote is any amount greater than one-half of the authorized votes.

c.
"Operation of Law" The Operation of Law means rights or duties that are cast upon a party by the law, without any act or agreement on the part of the individual including but not limited to an assignment for the benefit of creditors, a divorce, or a bankruptcy.

Miscellaneous

58.
This Venture is termed a contractual joint venture and will not constitute a Partnership. Members will provide services to one another on an arms' length basis while remaining independent business entities. There will be no pooling of profits and losses. Each Member is responsible only for its own actions and will not be jointly or severally liable for the actions of the other Members.

59.	Time is of the essence in this Agreement.

60.	This Agreement may be executed in counterparts. Facsimile signatures are binding and are considered to be original signatures.

61.
Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

62.
Each term, covenant, condition, and provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law but if any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

63.
This Agreement contains the entire agreement between the parties. All negotiations and understandings have been included in this Agreement. Statements or representations which may have been made by any party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value in this Agreement. Only the written terms of this Agreement will bind the parties.

64.	This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Member's successors, assigns, executors, administrators, beneficiaries, and representatives.

65.
Any notices or delivery required here will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the parties at the addresses contained in this Agreement or as the parties may later designate in writing.

66.
Unless expressly provided to the contrary in this Agreement, each and every one of the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

IN WITNESS WHEREOF the Members have duly affixed their signatures under hand and seal on this _____ day of December, 2010.

AMFIL Technologies, Inc.

Per: ______________________ (Seal)

______________________
Trevor Taylor

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